Exhibit 99.1

Alibaba Group Announces Proposed Offering of Convertible Senior Notes

Hangzhou, China, May 23, 2024 — Alibaba Group Holding Limited (NYSE: BABA and HKEX: 9988 (HKD Counter) and 89988 (RMB Counter), “Alibaba,” “Alibaba Group” or the “Company”) today announced a proposed offering (the “Notes Offering”), subject to market and other conditions, of US$4,500 million aggregate principal amount of Convertible Senior Notes due 2031 (the “Notes”) in a private offering to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”) and to certain non-U.S. persons in offshore transaction in reliance on Regulation S under the Securities Act. The Company expects to grant the initial purchasers in the Notes Offering an option to purchase up to an additional US$500 million aggregate principal amount of the Notes, exercisable for settlement within a 13-day period, beginning on, and including, the first date on which the Notes are issued.

Alibaba Group intends to use the net proceeds from the Notes Offering to (i) repurchase a number of its American depositary shares (“ADSs”), each currently representing eight ordinary shares pursuant to its existing share repurchase program, concurrently with the pricing of the Notes Offering in privately negotiated transactions effected through one or more of the initial purchasers or their affiliates, as its agent, as described below (the “Concurrent Repurchase”); (ii) fund further share repurchases, from time to time, under the Company’s existing share repurchase program; and (iii) fund the costs of entering into the capped call transactions described below.

When issued, the Notes will be general senior unsecured obligations of Alibaba Group. The Notes will mature on June 1, 2031, unless earlier redeemed, repurchased or converted in accordance with their terms prior to such date.

Holders may convert all or any portion of the Notes, in integral multiples of US$1,000 principal amount, at their option at any time prior to the close of business on the third trading day immediately preceding the maturity date. Upon conversion, the Company will pay or deliver, as the case may be, cash, ADSs, or a combination of cash and ADSs, at its election. Holders may also elect to receive ordinary shares in lieu of any ADSs deliverable upon conversion. The interest rate, initial conversion rate and other terms of the Notes will be determined at the time of pricing of the Notes.

Capped Call Transactions

In connection with the pricing of the Notes, the Company expects to enter into capped call transactions with one or more of the initial purchasers and/or their affiliates and/or other financial institutions (the “Option Counterparties”). The capped call transactions are generally expected to reduce potential dilution to the ADSs and the ordinary shares of the Company represented thereby upon any conversion of the Notes and/or offset any cash payments that the Company will be then required to make in excess of the principal amount of the converted Notes, with such reduction and/or offset subject to a cap expected to be 100% over the last reported sale price of the ADSs on the day the Notes Offering is priced, and subject to the Company’s ability to elect, subject to certain conditions, to settle the capped call transactions in cash, in whole or in part (in which case the Company would not receive any ADSs from the Option Counterparties to the extent of the cash settlement of the capped call transactions). If the initial purchasers exercise their option to purchase additional Notes, the Company expects to use a portion of the net proceeds from the sale of the additional Notes to enter into additional capped call transactions with the Option Counterparties and the remainder to fund further share repurchases, from time to time, under the Company’s existing share repurchase program.

In connection with establishing their initial hedges of the capped call transactions, the Option Counterparties or their respective affiliates expect to purchase the ADSs and/or ordinary shares and/or enter into various derivative transactions with respect to the ADSs and/or ordinary shares concurrently with or shortly after the pricing of the Notes. This activity could increase (or reduce the size of any decrease in) the market price of the ADSs and/or ordinary shares, other securities of the Company or the price of the Notes at that time. The effect, if any, of this activity, including the direction or magnitude, on the market price of the ADSs and/or ordinary shares or the price of the Notes will depend on a variety of factors, including market conditions, and cannot be ascertained at this time.

In addition, the Option Counterparties or their respective affiliates may modify their hedge positions by entering into or unwinding various derivative transactions with respect to the ADSs, ordinary shares, the Notes or other securities of the Company and/or purchasing or selling the ADSs, the ordinary shares, the Notes or other securities of the Company in secondary market transactions following the pricing of the Notes and prior to the maturity of the Notes (and are likely to do so following any conversion of the Notes, repurchase of the Notes by the Company on any fundamental change repurchase date or otherwise, in each case, if the Company opts to unwind the relevant portion of the capped call transactions early). The effect, if any, of this activity on the market price of the ADSs and/or the ordinary shares, or the price of the Notes will depend on a variety of factors, including market conditions, and cannot be ascertained at this time. Any of this activity could, however, also cause or avoid an increase or a decrease in the market price of the ADSs and/or the ordinary shares, other securities of the Company or the price of the Notes, which could affect whether the holders convert the Notes and value of the consideration that the holders will receive upon conversion of the Notes. In addition, any of the Option Counterparties may choose to engage in, or to discontinue engaging in, any of these transactions and activities with or without notice at any time, and their decisions will be in their sole discretion and not within the Company’s control.

Concurrent and Future Repurchases

The Concurrent Repurchase is expected to facilitate the initial hedges by investors who desire to hedge their investments in the Notes, as the Company intends to repurchase the entire expected initial delta of the transaction, after taking into account purchases made by Option Counterparties in connection with establishing their initial hedges of the capped call transactions. The Company expects the purchase price in the Concurrent Repurchase to be the last reported sale price per ADS on the New York Stock Exchange on May 23, 2024. In addition to the Concurrent Repurchase, the Company may also repurchase additional ADSs and/or ordinary shares on the open market after the pricing of the Notes and from time to time. The Concurrent Repurchase and future repurchases pursuant to the Company’s share repurchase program will be funded by the net proceeds of the Notes Offering and other cash on hand, and, in the aggregate, are generally expected to offset potential dilution to the holders of the Company’s ADSs (or ordinary shares) upon conversion of the Notes. Our repurchase activities, whether concurrently with the pricing of the Notes or otherwise pursuant to our existing share repurchase program, could increase, or reduce the magnitude of any decrease in, the market price of the ADSs and/or ordinary shares and/or the price of the Notes.

The Notes, the ADSs deliverable upon conversion of the Notes, if any, and the ordinary shares represented thereby or deliverable upon conversion of the Notes in lieu thereof, have not been and will not be registered under the Securities Act or any state securities laws, and are being offered and sold in the United States only to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act and to certain non-U.S. persons in offshore transaction in reliance on Regulation S under the Securities Act.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

This press release contains information about the pending Notes Offering, and there can be no assurance that the Notes Offering and/or the Company’s share repurchase program (or any portion thereof) will be completed.

About Alibaba Group

Alibaba Group’s mission is to make it easy to do business anywhere. The Company aims to build the future infrastructure of commerce. It envisions that its customers will meet, work and live at Alibaba, and that it will be a good company that lasts for 102 years.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “aim,” “estimate,” “intend,” “seek,” “plan,” “believe,” “potential,” “continue,” “ongoing,” “target,” “guidance,” “is/are likely to” and similar statements. In addition, statements that are not historical facts, including statements about the intended use of proceeds, the terms of the Notes, the anticipated terms of, and the effects of entering into, the capped call transactions and the actions of the Option Counterparties and their respective affiliates and whether the Company will complete the Notes Offering, are or contain forward-looking statements. Alibaba may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these risks is included in Alibaba’s filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release and are based on assumptions that we believe to be reasonable as of this date, and Alibaba does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Rob Lin

Head of Investor Relations

Alibaba Group Holding Limited

investor@alibaba-inc.com

Media Contacts

Justine Chao

justinechao@alibaba-inc.com

Ivy Ke

ivy.ke@alibaba-inc.com